UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	2022
Commission File Number	001-37400

Shopify Inc.
(Translation of registrant’s name into English)

151 O’Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Shopify Inc. – Proposed Updates Will Modernize Shopify’s Governance Structure to Support Long-Term Growth

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	May 16, 2022	By:	/s/ Jessica Hertz
Name: Jessica Hertz
			Title:	General Counsel and Corporate Secretary